Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marchex Inc:

We consent to the use of our reports dated March 12, 2013, except for Notes 1, 5, 6, 13 and 14, which date is December 16, 2013, with respect to the consolidated balance sheets of Marchex, Inc. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Seattle, Washington

December 16, 2013